EUROSEAS LTD.
4 Messogiou & Evropis Street
151 24 Maroussi Greece

March 30, 2020

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Euroseas Ltd. Form F-3 (No. 333-237128)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Form F-3 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 12, 2020 (as amended) be accelerated so that it will be made effective at 5:00 p.m. New York City time on April 1, 2020 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Anthony Tu-Sekine of Seward & Kissel LLP, counsel to the undersigned registrant, at (202) 661-7150.
Yours faithfully,
Euroseas Ltd.

By:	/s/ Dr. Anastasios Aslidis
Name:	Dr. Anastasios Aslidis
Title:	Chief Financial Officer